UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

CHICO’S FAS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

168615 10 2

(CUSIP Number)

Gary I. Teblum, Esq.
Trenam, Kemker, Scharf, Barkin,
Frye, O’Neill & Mullis, P.A.
2700 Bank of America Plaza
Tampa, Florida 33602
813-223-7474

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Various dates between July 1, 2002 and October 18, 2002 (see Exhibit 1)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 11 Pages)

CUSIP No. 168615 10 2	SCHEDULE 13D	Page 2 of 13 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rodin, Ltd.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS* Not Applicable

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Texas Limited Partnership

	(7)	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		3,836,676
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		-0-

	(10)	SHARED DISPOSITIVE POWER 3,836,676

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,836,676

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%

(14)	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 168615 10 2	SCHEDULE 13D	Page 3 of 13 Pages

(1)	NAME OF REPORTING PERSON S.S. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Klee & Co., L.L.C.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS* Not Applicable

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Texas Limited Liability Company

	(7)	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		3,836,676
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		-0-

	(10)	SHARED DISPOSITIVE POWER 3,836,676

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,836,676

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%

(14)	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 168615 10 2	SCHEDULE 13D	Page 4 of 13 Pages

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Helene B. Gralnick

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS* Not Applicable

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

	(7)	SOLE VOTING POWER
NUMBER OF		390,000(1)
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		3,836,676
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		390,000(1)

	(10)	SHARED DISPOSITIVE POWER 3,836,676

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,226,676

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%

(14)	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 168615 10 2	SCHEDULE 13D	Page 5 of 13 Pages

NOTES TO PRECEDING PAGE

(1)	Represents options to purchase shares of Common Stock granted under the Company’s stock option plans and that are currently exercisable.

CUSIP No. 168615 10 2	SCHEDULE 13D	Page 6 of 13 Pages

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marvin J. Gralnick

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS* Not Applicable

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

	(7)	SOLE VOTING POWER
NUMBER OF		843,000(1)
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		3,836,676
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		843,000(1)

	(10)	SHARED DISPOSITIVE POWER 3,836,676

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,679,676

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%

(14)	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 168615 10 2	SCHEDULE 13D	Page 7 of 13 Pages

NOTES TO PRECEDING PAGE

(1)	Represents options to purchase shares of Common Stock granted under the Company’s stock option plans and that are currently exercisable.

CUSIP No. 168615 10 2	SCHEDULE 13D	Page 8 of 13 Pages

     This Statement constitutes Amendment No. 9 to previously filed Statements on Schedule 13D relating to the common stock, $.01 par value per share (the “Common Stock”), of Chico’s FAS, Inc., a Florida corporation (the “Issuer”), as follows:

1.	Schedule 13D filed on January 7, 1994 by Gralnick Industries Limited Partnership, a Nevada limited partnership (“Gralnick Industries”), the Helene B. Gralnick Trust Agreement (the “Helene B. Gralnick Trust”) and Helene B. Gralnick, individually.

2.	Schedule 13D filed on January 7, 1994 by Gralnick Enterprises Limited Partnership, a Nevada limited partnership (“Gralnick Enterprises”), the Marvin J. Gralnick Trust Agreement (the “Marvin J. Gralnick Trust”) and Marvin J. Gralnick, individually.

3.	Amendment No. 1 to Schedule 13D filed on November 10, 1994 by Gralnick Industries, Helene B. Gralnick Trust, Helene B. Gralnick, individually and as trustee, Gralnick Enterprises, Marvin J. Gralnick Trust, and Marvin J. Gralnick, individually and as trustee.

4.	Amendment No. 2 to Schedule 13D filed on November 17, 1998 by Rodin, Ltd., a Texas limited partnership (“Rodin”), Klee & Co., L.L.C., a Texas limited liability company (“Klee”), Helene B. Gralnick Trust, Helene B. Gralnick, individually and as trustee, Marvin J. Gralnick Trust, and Marvin J. Gralnick, individually and as trustee, Captiva, Ltd., a Texas limited partnership (“Captiva”), and Sartre Partners, Ltd, a Texas limited partnership.

5.	Amendment No. 3 to Schedule 13D filed on August 23, 2000 by Rodin, Klee, Helene B. Gralnick, individually, and Marvin J. Gralnick, individually.

6.	Amendment No. 4 to Schedule 13D filed on February 9, 2001 by Rodin, Klee, Helene B. Gralnick, individually, and Marvin J. Gralnick, individually.

7.	Amendment No. 5 to Schedule 13D filed on October 9, 2001 by Rodin, Klee, Helene B. Gralnick, individually, and Marvin J. Gralnick, individually.

8.	Amendment No. 6 to Schedule 13D filed on February 11, 2002 by Rodin, Klee, Helene B. Gralnick, individually, and Marvin J. Gralnick, individually.

9.	Amendment No. 7 to Schedule 13D filed on July 2, 2002 by Rodin, Klee, Helene B. Gralnick, individually, and Marvin J. Gralnick, individually.

10.	Amendment No. 8 to Schedule 13D filed on August 5, 2002 by Rodin, Klee, Helene B. Gralnick, individually, and Marvin J. Gralnick, individually.

     Rodin, Klee, Helene B. Gralnick, and Marvin J. Gralnick, in filing this Statement, each jointly further amend the Schedule 13D as follows:

Schedule 13D	Page 9 of 13 Pages

Item 2 Identity and Background.

     The following modifies the information previously presented in Item 2, primarily to change the address for each of the filing persons and to update the principal occupation for Helene B. Gralnick and Marvin J. Gralnick:

     This Statement is filed on behalf of (i) Rodin, (ii) Klee, (iii) Helene B. Gralnick, and (iv) Marvin J. Gralnick.

     Set forth below is background information about Rodin, Klee, Helene B. Gralnick, and Marvin J. Gralnick including information as to (a) the name, (b) address, (c) principal business or occupation, (d) whether or not, during the past five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (e) whether or not, during the past five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding and violations with respect to such laws and (f) citizenship:

     (1)  Rodin, Ltd.

(a)	Rodin, Ltd. is a Texas limited partnership.

(b)	c/o Giordani, Schurig, Beckett & Tackett, L.L.P. 301 Congress Avenue, Suite 1900 Austin, TX 78701

(c)	Rodin was formed to facilitate investment and/or estate planning activities for its partners, Klee, Marvin J. Gralnick, Helene B. Gralnick and certain irrevocable trusts established by Marvin J. Gralnick and Helene B. Gralnick for the benefit of certain of their children and other family members.

(d)	No.

(e)	No.

     (2)  Klee & Co., L.L.C.

(a)	Klee is a Texas limited liability company.

(b)	c/o Giordani, Schurig, Beckett & Tackett, L.L.P. 301 Congress Avenue, Suite 1900 Austin, TX 78701

Schedule 13D	Page 10 of 13 Pages

(c)	Klee is the general partner of Rodin.

(d)	No.

(e)	No.

     (3)  Helene B. Gralnick

(a)	Helene B. Gralnick

(b)	11215 Metro Parkway Ft. Myers, Florida 33912

(c)	Senior Vice President — Design and Concept and a director of Chico’s FAS, Inc., 11215 Metro Parkway, Ft. Myers, Florida 33912, a specialty retailer of exclusively designed, private label casual clothing and related accessories.

(d)	No.

(e)	No.

(f)	USA.

     (4)  Marvin J. Gralnick

(a)	Marvin J. Gralnick

(b)	11215 Metro Parkway Ft. Myers, Florida 33912

(c)	Chief Executive Officer, Chairman of the Board and a director of Chico’s FAS, Inc., 11215 Metro Parkway, Ft. Myers, Florida 33912, a specialty retailer of exclusively designed, private label casual clothing and related accessories.

(d)	No.

(e)	No.

(f)	USA.

Schedule 13D	Page 11 of 13 Pages

Item 4 Purpose of Transaction.

     All of the transactions occurring in July, August, September and October 2002 and described in Item 5 below were engaged in to facilitate investment and/or estate planning activities for the respective parties to those transactions. Insofar as the Common Stock of the Issuer is concerned, Rodin generally acquired and continues to hold the Common Stock of the Issuer as an equity investment.

Item 5 Interest in Securities of the Issuer.

     Rodin is governed under the terms of the Limited Partnership Agreement dated December 21, 1995, as amended (the “Rodin Agreement”). Under the terms of the Rodin Agreement, the interests of the partners in Rodin, as of the execution date of this Amendment, are: Klee & Co., L.L.C. — 83.043 Units, Marvin J. Gralnick — 4,093.270 Units, Helene B. Gralnick — 4,093.270 Units and Leslie C. Giordani, as the trustee of various irrevocable trusts established by Marvin J. Gralnick and/or Helene B. Gralnick — 34.39 Units in the aggregate.

     Under the terms of the Rodin Agreement, Klee, in its capacity as the sole general partner of Rodin, has the full and exclusive right and power to manage and operate the business of Rodin, including the power to vote and dispose of all shares of the Common Stock of the Issuer held by Rodin. Helene B. Gralnick and Marvin J. Gralnick are the sole members of Klee. Therefore, Helene B. Gralnick and Marvin J. Gralnick are considered for purposes of Rule 13d-3 to beneficially own all of the shares of Common Stock owned by Rodin. Accordingly, as a result of these relationships, Rodin, Klee, Helene B. Gralnick, and Marvin J. Gralnick may be deemed to share the power to vote, direct the vote, dispose of and direct the disposition of the 3,836,676 shares of the Common Stock of the Issuer held by Rodin as of October 18, 2002. Such shares represent 4.6% of the total outstanding shares of the Common Stock of the Issuer as of such date.

     In addition, Helene B. Gralnick has the option to acquire 390,000 additional shares of Common Stock that she beneficially owns pursuant to the terms of those options granted to Ms. Gralnick under the Company’s stock option plans that are currently vested. The shares underlying the vested stock options held by Ms. Gralnick, together with the shares held by Rodin, constitute 5.0% of the total outstanding shares of the Common Stock of the Issuer as of October 18, 2002.

     In addition, Marvin J. Gralnick has the option to acquire 843,000 additional shares of Common Stock that he beneficially owns pursuant to the terms of those options granted to Mr. Gralnick under the Company’s stock option plans that are currently vested. The shares underlying the vested stock options held by Mr. Gralnick, together with the shares held by Rodin, constitute 5.6% of the total outstanding shares of the Common Stock of the Issuer as of June 30, 2002.

     In June 2002, Rodin, Ltd. entered into a Rule 10b5-1 Trading Plan (the “June 2002 Trading Plan”) pursuant to Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended.

Schedule 13D	Page 12 of 13 Pages

Under the June 2002 Trading Plan, as adjusted to reflect the Issuer’s 2-for-1 stock split distributed on July 29, 2002 (the “Stock Split”), Rodin instructed Wachovia Securities, as its agent, to sell up to 2,457,000 shares of the Common Stock of the issuer between June 28, 2002 and December 12, 2002, in accordance with the terms, conditions and restrictions set forth in the June 2002 Trading Plan. As adjusted to reflect the Stock Split, the terms and conditions of the June 2002 Trading Plan contemplated a minimum sale price of $16.50 and the sale on each applicable trading day of 21,000 shares of the Common Stock (with proportionate adjustments for stock splits, reverse stock splits, stock dividends and changes in capitalization and with carryover to later days for any shortfall).

     Rodin, Ltd. sold 1,638,000 shares (split adjusted for shares sold from July 1, 2002 through July 29, 2002) of the Common Stock of the Issuer between July 1, 2002 and October 18, 2002 (inclusive). Exhibit 1 to this Amendment No. 9 lists the number of shares sold for each week during that period, along with the weighted average sales price for shares sold during each week.

     This Amendment No. 9 to Schedule 13D also updates beneficial ownership (a) to take into account the effect of the Stock Split on the number of shares beneficially owned and (b) to take into account the exercises since June 30, 2002 of certain non-qualified stock options to purchase shares of Common Stock granted to Helene B. Gralnick and Marvin J. Gralnick pursuant to the Company’s stock option plans and the contribution of the shares received upon such exercises to Rodin, Ltd. and (c) to take into account the effect of the Stock Split on the number of shares represented by certain non-qualified stock options to purchase shares of Common Stock granted to Helene B. Gralnick and Marvin J. Gralnick pursuant to the Company’s stock option plans.

     This Amendment No. 9 to Schedule 13D does not reflect any sale transactions pursuant to the June 2002 Trading Plan that may have occurred after October 18, 2002. Such transactions will be reported by further amendment to this Schedule 13D when the aggregate amount of additional shares sold pursuant to the June 2002 Trading Plan results in a material change in the number of shares beneficially owned by the reporting persons.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of The Issuer.

     See “Item 5 Interest in Securities of the Issuer” for information regarding the Rodin Agreement.

Item 7 Material to be Filed as Exhibits.

Exhibit 1	Transactions in Chico’s FAS, Inc. Common Stock: July 1, 2002 – October 18, 2002

SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2002

RODIN, LTD.

By: Klee & Co., L.L.C., General Partner

By: /s/ Marvin J. Gralnick

Marvin J. Gralnick, Manager

By: /s/ Helene B. Gralnick

Helene B. Gralnick, Manager

KLEE & CO., L.L.C.

By: /s/ Marvin J. Gralnick

Marvin J. Gralnick, Manager

By: /s/ Helene B. Gralnick

Helene B. Gralnick, Manager

/s/ Helene B. Gralnick

Helene B. Gralnick, Individually

/s/ Marvin J. Gralnick

Marvin J. Gralnick, Individually